June 21, 2024

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Attn: Beverly Singleton or Andrew Blume

Re:        Turning Point Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K Filed May 2, 2024
File No. 001-37763

Dear Ms. Singleton and Mr. Blume:

On behalf of Turning Point Brands, Inc. (“Turning Point” or the “Company”), I am responding to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission by letter dated May 24, 2024, with respect to Turning Point’s Form 10-K and Form 8-K listed above (the “Comments”). The number of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience have been incorporated into this response letter. The Company respectfully acknowledges the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Uses of Estimates, page 43

1.
Please enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In doing so, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and in future filings, it will revise the disclosure regarding the “Critical Accounting Policies and Uses of Estimates” section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), to focus on the assumptions and estimates that underlie the Company’s critical accounting estimates. The Company will, where necessary, revise its disclosure to quantify and provide an analysis of the impact of critical accounting estimates on its financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. If material, the Company will also include qualitative and quantitative information regarding the sensitivity of reported results to changes in its assumptions, judgments, and estimates for outcomes that are reasonably likely to occur and would have a material effect.

Turning Point Brands, Inc.

Presented below for illustrative purposes is an example of the disclosure the Company intends on including in future filings in the “Critical Accounting Policies and Uses of Estimates” section of its MD&A relating to its policies and estimates for accounting for Goodwill and Other Intangible Assets to address the Staff’s comment.

“Goodwill and Other Intangible Assets

We follow the provisions of ASC 350, Intangibles – Goodwill and Other in accounting for goodwill and other indefinite-lived intangible assets. Goodwill and indefinite-lived intangible assets are tested for impairment annually on December 31, or more frequently if certain indicators are present, in accordance with ASC 350-20-35 and ASC 350-30-35, respectively. Examples of such indicators could include but are not limited to a significant loss of market share, significant decline in operating results, change in management strategy or operations, economic decline, and other significant disruptions to the business.

When testing goodwill for impairment, we have the option to first perform qualitative testing to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we choose not to complete a qualitative assessment for a given reporting unit or if the initial assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is required. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is recognized in the amount by which the carrying value of the reporting unit exceeds its fair value, limited to the amount of goodwill at the reporting unit. The assessment of fair value for impairment purposes requires significant judgement by management. As quoted market prices are not available for our reporting units, we determine the fair value for each of the reporting units using a combination of the income approach and market approach. Management’s assumptions include projected future performance, expected future costs, and expected future economic and market conditions. If these assumptions and estimate are not met or operations are impacted by other factors the reporting units could be subject to goodwill impairment. Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. Under the market approach, we select peer sets based on close competitors and review the revenue and EBITDA multiples to determine the fair value. We also reconcile the estimated aggregate fair value of our reporting units resulting from these procedures to our overall market capitalization.

Turning Point Brands, Inc.

The Company completed its annual goodwill impairment testing for 2023 and determined that the carrying amount of goodwill was not impaired. For our 2023 impairment testing we used qualitative assessments, in which we considered macro and micro-economic indicators, changes in costs, overall financial performance and other relevant entity-specific events and noted no indication of impairment. We also considered the substantial excess of fair values over carrying values as determined in the prior year’s quantitative assessment. In 2022, the fair values of our Zig-Zag and Stokers’ reporting units substantially exceeded their carrying values, while our CDS reporting unit’s goodwill was fully impaired. The underlying assumptions utilized during the prior year’s quantitative assessment remain sufficiently similar in 2023 and in line with our projections. As a result, the underlying assumptions on which the previous fair values are based have not sufficiently changed from the prior year to suggest a material difference in the 2023 fair value assessments to indicate that it is more likely than not that the fair values of the reporting units in 2023 are below their carrying amounts. For our 2022 impairment testing we used quantitative assessments, consisting of a combination of discounted cash flow models (income approach) utilizing Level 3 unobservable inputs and the Guideline Public Company Method (market approach) and determined that the carrying amount of goodwill was not impaired for our Zig-Zag and Stokers’ reporting units and was fully impaired for our CDS reporting unit. Our significant assumptions in these analyses include, but are not limited to, projected revenue, the weighted average cost of capital, the terminal growth rate, derived multiples from comparable market transactions and other market data.

Indefinite-lived intangible assets are tested for impairment at least annually or more frequently when events or changes in circumstances indicate that the asset may be impaired. Impairment exists when carrying value exceeds fair value. The Company’s fair value methodology is primarily based on the relief from royalty approach. In 2022, based on quantitative assessments, the carrying value our Zig-Zag and Stokers’ indefinite-lived intangible assets exceeded their fair values by a relatively nominal amount. Our significant assumptions in these analyses include, but are not limited to, projected revenue, the weighted average cost of capital and royalty rate. We used modest growth rates in projecting the revenue related to these indefinite-lived intangible assets. The Company determined that the underlying assumptions on which the fair values were based in 2022 have not sufficiently changed to warrant a material difference in the 2023 fair value assessments. As we do for each impairment assessment, for our future impairment assessments we will evaluate the reasonableness and relevance of our previous performance assumptions, considering both internal and external factors existing at the impairment test date, to determine if changes to those performance assumptions are warranted.

We follow the provisions of ASC 350-30-35 and ASC 360-10-35 to account for our finite-lived intangible assets, which are amortized over their estimated useful lives, generally on a straight-line basis for periods ranging primarily from 3.5 to 15 years. The Company continually evaluates the reasonableness of the useful lives of these assets and identified no impairment indicators in 2023 related to its finite-lived intangible assets.

If actual results are not consistent with the Company’s estimates and/or other assumptions change, the Company may be exposed to future impairment charges that could materially and adversely impact its financial position and results of operations.”

Turning Point Brands, Inc.

Results of Operations, page 45

2.
Although you provide a discussion and analysis of segment gross profit, we note that you do not discuss segment operating income, which represents the segment measure of profit or loss reviewed by your chief operating decision maker for purposes of allocating resources and assessing performance. Please provide a discussion and analysis of segment operating income or otherwise clarify why such discussion would not be necessary to an understanding of your business. See Item 303(b) of Regulation S-K.

The Company acknowledges the Staff’s comment and in future filings, it will include a discussion and analysis of segment operating income in addition to segment gross profit.

3.
Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. When you discuss revenue fluctuations, quantify in dollars the extent to which changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of new products or services. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, your gross profit discussion on page 46 provides generic language regarding “strong incremental margin contribution” and “channel mix” without providing additional context. Ensure you explain in sufficient detail the reasons driving the changes in your results of operations and that your overall revised disclosures assist in satisfying the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

•	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•
to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

The Company acknowledges the Staff’s comment and in future filings will enhance its discussion of each factor which contributed to changes in a particular financial statement line item between periods, including any offsetting factors to the extent possible to enhance investors’ understanding of the magnitude and relative impact of each factor. In addition, where there are intermediate causes of changes in the Company’s operating results, the Company will describe the reasons underlying the intermediate causes.

Turning Point Brands, Inc.

Presented below for illustrative purposes is an example of the disclosure the Company intends on including in future filings to address the Staff’s comments, which was prepared utilizing results for the years ended December 31, 2023 and 2022, with Gross Profit used as an example.

“Gross Profit. For the year ended December 31, 2023, overall gross profit decreased to $203.2 million from $205.5 million for the year ended December 31, 2022, a decrease of $2.3 million or 1.1%. Gross profit as a percentage of net sales increased to 50.1% of net sales for the year ended December 31, 2023, from 49.5% of net sales for the year ended December 31, 2022. The overall decrease in gross profit was driven by decreased margins in the Creative Distribution Solutions segment partially offset by increased margins in the Stoker’s Products segment.

For the year ended December 31, 2023, gross profit in the Zig-Zag Products segment decreased to $101.1 million from $106.6 million for the year ended December 31, 2022, a decrease of $5.5 million or 5.2%. Gross profit as a percentage of net sales remained steady at 56.0% of net sales for the years ended December 31, 2023 and 2022.

For the year ended December 31, 2023, gross profit in the Stoker’s Products segment increased to $81.9 million from $71.3 million for the year ended December 31, 2022, an increase of $10.6 million or 14.9%. Gross profit as a percentage of net sales increased to 56.6% of net sales for the year ended December 31, 2023, from 54.5% of net sales for the year ended December 31, 2022, primarily as a result of the strong incremental margin contribution of MST. MST margins increased 340 basis points year over year.

For the year ended December 31, 2023, gross profit in the Creative Distribution Solutions segment decreased to $20.3 million from $27.7 million for the year ended December 31, 2022, a decrease of $7.4 million or 26.7%. Gross profit as a percentage of net sales decreased to 25.3% of net sales for the year ended December 31, 2023, from 29.5% of net sales for the year ended December 31, 2022, primarily as a result of the sales channel mix as business-to-consumer sales, which have higher margins than business-to-business sales, became a smaller portion of the segment.”

EBITDA and Adjusted EBITDA, page 48

4.
We note your non-GAAP adjustment for “FDA PMTA” includes “costs associated with applications related to FDA premarket tobacco product application.” Per your disclosure on page 8, the Premarket Tobacco Application process requires certain tobacco products introduced or changed since 2007 to submit an application to the FDA and receive marketing authorization prior to entering the market. Considering such costs appear to represent normal, recurring, cash operating expenses necessary to run your business, please tell us how this adjustment complies with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Turning Point Brands, Inc.

The Company acknowledges the Staff’s comment and believes the following facts and insights support its position that the adjustments for its PMTA expenses represent appropriate adjustments to its non-GAAP measures, because the adjustments (1) relate to expenses that are unusual in nature and do not constitute normal cash operating expenses necessary to operate the Company’s business and (2) in accordance with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, are not misleading or inconsistent. Further, while Question 102.03 of the updated Non-GAAP Compliance and Disclosure Interpretations cautions registrants against describing a charge or gain as non-recurring, infrequent or unusual unless it meets the specified criteria, at the same time, Question 102.03 provides that even if a company cannot describe a charge or gain as non-recurring, infrequent or unusual, that does not mean that a company cannot adjust for that charge or gain. For this reason, the Company has never indicated that the PMTA expenses would be non-recurring, infrequent or unusual in any of its non-GAAP disclosure despite its belief that the charges are quite unusual. Rather, the Company identifies this as an expense that is not a normal cash operating expense indicative of the costs associated with operating its business.

As noted in the Company’s Annual Report on Form 10-K, in 2016 the Food and Drug Administration implemented a premarket review process (the “PMTA”) that requires all tobacco products introduced or changed since 2007 to submit an application to the FDA and receive marketing authorization prior to entering the market. The PMTA process is a very expensive and resource-intensive process, and the sheer volume of information needed for any application is unlike other regulatory approval processes applicable to the Company’s products. In addition, the regulations implementing the PMTA process have been the subject of significant litigation with some courts noting how burdensome the process is, particularly the FDA’s shifting standards for meeting the required legal burden, and one federal district court decision resulting in a meaningful shift in the deadline associated with filings for currently-marketed products. This shift has led to staggered and unpredictable costs that would otherwise be borne in advance premarket filing rather than over years as has been the case under the implementation of the PMTA process.

When adjusting for costs in determining the Company’s non-GAAP financial measures, the Company evaluates the nature and effect of the excluded costs, specifically how those costs correlate to the Company’s operations, revenue generating activities, business strategy, industry and regulatory environment. The Company considered the PMTA process to be a significant change to the preexisting regulatory framework that lacks predictability in terms timing, cost and eventual results. For these reasons, as well as the expansion of which of the Company’s products were subject to FDA’s PMTA jurisdiction, the Company determined that costs related to PMTA applications are not reflective of the Company’s normal operating expenses associated with core operations. Rather, the Company believes including PMTA costs in Adjusted EBITDA would obscure overall trends in the Company’s normal and recurring research and development and regulatory efforts and expenses.

Turning Point Brands, Inc.

The Company also notes that while it incurs significant other expenses to ensure regulatory compliance and to obtain regulatory authorization under other regimes for both new and old products, it does not adjust its Adjusted EBITDA metric to add back any of those costs as it believes it would be misleading to do so. In fact, included in these regulatory costs are all costs associated with other FDA premarket filing processes and other regulatory requirements outside of the initial authorization process – the Company does not adjust Adjusted EBITDA to add back ongoing post-PMTA authorization postmarket surveillance and compliance costs to its Adjusted EBITDA figure as it believes those costs are indicative of the costs associated with operating its the business. The only regulatory costs the Company adjusts net income for when calculating Adjusted EBITDA are costs related to the PMTA authorization process.

Finally, the indenture governing the Company’s senior secured notes permit it to add back PMTA costs in determining Adjusted EBITDA and is used thereunder for various calculations required to be performed to determine what the Company is or was, permitted to do under the indenture. Accordingly, the Company has reported this metric using a consistent methodology as it believes it is an important measure of its financial performance and of its ability to take certain actions in operating the business and is also the measure used most often by analysts and investors when analyzing the Company’s results.

In future filings, the Company will provide additional disclosure surrounding the nature of the PMTA process in its description of its non-GAAP measures to provide investors with a discussion as to why management believes it is important to adjust for PMTA costs.

Liquidity and Capital Resources, page 49

5.
We note that your computation of working capital presented on page 50 excludes cash and is therefore calculated differently than current assets minus current liabilities. Accordingly, please revise the title of this measure to “adjusted working capital” or similar.

The Company acknowledges the Staff’s comment and in future periods it will update the title of this measure accordingly.

6.
Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33--8350.

The Company acknowledges the Staff’s comment and will enhance its discussion of cash flows from operating activities in future filings to include a discussion of changes in working capital components and the underlying reasons and implications of material changes between periods.

Presented below for illustrative purposes is an example of the disclosure the Company intends on including in future filings to address the Staff’s comments, which was prepared utilizing results for the years ended December 31, 2023 and 2022:

Turning Point Brands, Inc.

“For the year ended December 31, 2023, net cash provided by operating activities increased to $66.9 million from $30.3 million for the year ended December 31, 2022, an increase of $36.6 million or 121%, due to an increase in net income, net of non-cash items of $12.7 million, and an increase in the change in working capital of $29.1 million (net of inventory reserve) offset by a decrease in the change in other assets of $5.3 million. The increase in working capital was primarily driven by an increase in the change in inventories of $38.5 million. In 2022, the change in inventories of $32.7 million was the result of increased sales and committed tobacco purchases. In 2023, the change in inventories was a decrease of $5.8 million (net of inventory reserve).”

Consolidated Statements of Income, page 63

7.
We note your disclosure on page 43 that excise taxes are reflected on a gross basis within net sales. Pursuant to Rule 5-03(b)(1) of Regulation S-X, if excise taxes are equal to or greater than 1% of your net sales, please quantify them on the face of the statement parenthetically or otherwise.

The Company acknowledges the Staff’s comment and in future periods it will update the face of the income statement with a footnote to quantify excise taxes included in Net sales. Presented below for illustrative purposes is an example of the disclosure the Company intends on including in future filings to address the Staff’s comments, which was prepared utilizing results for the years ended December 31, 2023, 2022 and 2021:

“(1) Net sales include excise taxes billed to customers of $4.1 million, $4.1 million and $5.4 million in 2023, 2022 and 2021, respectively.”

Note 6. Inventories, page 76

8.
We note that you recorded a $15.2 million inventory reserve during fiscal year 2023 related to tornado damage. Please tell us why you recorded an inventory reserve as opposed to writing off the leaf tobacco inventory. Also explain why you recorded the inventory reserve within “Other operating income, net” on your statements of income as opposed to “Cost of sales.” Include any applicable accounting guidance used to support your treatment.

The Company acknowledges the Staff’s comment and believes the following facts and circumstances support its position that its fiscal year 2023 inventory reserve and income statement as presented in the Form 10-K were appropriate.

A tornado struck a third-party warehouse containing $15.2 million book value of leaf tobacco on December 9, 2023.  As of December 31, 2023, the inventory remained in the warehouse and, as the Company still had possession of the damaged and contaminated inventory, a reserve was recorded as opposed to writing off the inventory.

In situations in which it is concluded that a material event or transaction is unusual in nature or occurs infrequently (or both), ASC 220-20-45-1 requires that such an event or transaction “be reported as a separate component of income from continuing operations.”

Turning Point Brands, Inc.

Further, ASC 220-20-45-1 notes that for each event or transaction, an entity must report the nature and financial effects as a “separate component of income from continuing operations or, alternatively, disclosed in notes to financial statements.”

In assessing whether a natural disaster meets the definition of “unusual nature” or “infrequency of occurrence” for financial reporting purposes, an entity would need to consider the environment in which it operates, thereby limiting the scope of events or transactions that would qualify.

ASC 220-20-20 defines “unusual nature” as situations in which “[t]he underlying event or transaction [possesses] a high degree of abnormality and [is] of a type clearly unrelated to, or only incidentally related to, the ordinary and typical activities of the entity, taking into account the environment in which the entity operates.”

Similarly, ASC 220-20-20 defines “infrequency of occurrence” as an “underlying event or transaction [that is] of a type that would not reasonably be expected to recur in the foreseeable future, taking into account the environment in which the entity operates.”

The inventory damage as a result of the tornado is both unusual in nature and infrequent in occurrence pursuant to the definitions in ASC 220-20. As such, the reserve was recorded within “Other operating income, net”, as opposed to including the reserve in “Cost of sales”.

Note 10. Goodwill and Other Intangible Assets, page 77

9.	Please address the following comments related to your intangible assets:

•	Disclose the weighted-average amortization period for your intangible assets subject to amortization in total and by major intangible asset class. See ASC 350-30-50-1(a)(3).

•
We note your disclosure on page 78 that during 2023 you transferred certain formulas and trade names with indefinite lives to amortized intangible assets. Provide the disclosures required by ASC 250-10-50-4.

The Company acknowledges the Staff’s comment regarding the disclosure of the weighted average period for intangible assets subject to amortization. ASC 350-30-50-1(a)(3) requires disclosure of certain information related to intangible assets in the period of acquisition. As the Company did not acquire a material amount of intangible assets during the years ended December 31, 2023 or 2022, the Company concluded that the information in ASC 350-30-50-1(a)(3) related to the weighted-average amortization period of intangible assets subject to amortization in total and by major intangible asset class was not required to be disclosed.

With regards to the Staff’s comment regarding the transfer of certain formulas and trade names with indefinite lives to amortized intangible assets, presented below for illustrative purposes is an example of the disclosure the Company intends on including in future filings to address the Staff’s comments, which was prepared utilizing results for the year ended December 31, 2023:

Turning Point Brands, Inc.

“In January 2023, the Company transferred certain of its indefinite-lived formulas and trade names within the Zig-Zag and Creative Distribution Solutions segments to amortized intangible assets. The Company began to amortize the formula and trade name over their useful lives of 15 years and, as a result, incurred additional amortization expense of $1.3 million in 2023. The effect of this change in estimate reduced 2023 net income by $0.8 million and reduced 2023 basic and diluted earnings per share by $0.04 per share. The estimated annual straight line amortization expense related to this transfer  is $1.3 million per year for each of the next five years.”

Note 18. Contingencies, page 89

10.
We note your disclosure of several legal proceedings, including product liability claims that “could have a material adverse effect” on your financial statements. To the extent it is reasonably possible you will incur losses in excess of recorded accruals related to your contingencies, please provide the applicable disclosures required by ASC 450-20-50-3 through -4, including the amount or range of reasonably possible losses in excess of recorded amounts. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure. Although we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, please note that ASC 450 does not require estimation of a reasonably possible range of loss with precision or certainty. To the extent you have accrued for loss contingencies, including any subject to the Master Settlement Agreement, also tell us your consideration of the disclosure requirements of ASC 450-20-50-1.

The Company acknowledges the Staff’s comment and advises the Staff that at this time it does not expect any additional losses resulting from the referenced legal proceedings, including product liability claims, to be material to its consolidated financial position, results of operations or cash flows. The Company also confirms for the Staff that at this time it is unable to provide a reasonably possible amount or range of losses because liability and damage issues have not developed to the point where the Company can conclude there is both a reasonable possibility of a loss and a meaningful amount or range of possible losses. There are numerous factors that prevent the Company from estimating a range of reasonably possible losses. Such factors include, among other things, the nature of the matters; that significant relevant facts are not known, are uncertain or are in dispute; and that damages are not specified, are uncertain, unsupportable or unexplained. In addition for legal actions, discovery may not yet have started, may not be complete or may not be conclusive and meaningful settlement discussions may not have occurred.

Turning Point Brands, Inc.

In response to the Staff’s comment, in future filings, as appropriate, for matters where an estimate of reasonably possible additional losses can be made and that amount, both for the individual matter and in the aggregate is not material to the Company’s consolidated financial position, results of operations or cash flows, the Company will state that fact. Alternatively, if the amount of loss in excess of recorded accruals or reasonable range of possible losses is not reasonably estimable, the Company will state that fact. To the extent it is reasonably possible the Company may incur losses in excess of recorded accruals, and an estimate of reasonably possible losses can be made and is material, the Company will provide the applicable disclosures noted in the Staff’s comment.

As disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, pending a change in Master Settlement Agreement (“MSA”) legislation, the Company is not required to make future escrow deposits under the MSA and, therefore, does not expect to accrue any loss contingencies subject to the MSA in the future.

Note 19. Earnings Per Share, page 90

11.	Pursuant to ASC 235-10-50-1, please tell us and disclose your accounting policy regarding how you calculate earnings per share, including for your cash convertible notes.

The Company acknowledges the Staff’s comment and will include the following disclosure in the Company’s accounting policy footnote in future filings. The Company notes that the Convertible Senior Notes mature in July 2024.

The Company advises the Staff that in its earning per share calculation it uses (1) the treasury stock method for options and non-vested restricted stock units, and (2) the if-converted method for its Convertible Senior Notes and will include disclosure of this accounting policy in future filings.

Note 20. Segment Information, page 90

12.
Pursuant to ASC 280-10-50-30(b), revise your segment presentation to provide a total for your reportable segments’ measure of profit or loss and reconcile such total to the appropriate GAAP amount. Also tell us and disclose, pursuant to ASC 280-10-50-30 and - 31, the nature of the items included in the “Corporate unallocated” line item used to reconcile your segment profit and loss measure to the consolidated statements of income.

The Company acknowledges the Staff’s comment and confirms that it will revise its segment presentation in future filings to (1) provide a total for its reportable segments’ measure of profit or loss and will reconcile such total to Income before income taxes and (2) the nature of the items included in the “Corporate unallocated” line item used to reconcile the Company’s segment profit and loss measure to the consolidated statements of income.

Turning Point Brands, Inc.

As noted in Note 20 of the Company’s Annual Report on Form 10-K, the “Corporate unallocated” line item includes the costs of the Company which are not assigned to one of the three reportable segments. The Company advises the Staff that “Corporate unallocated” includes: (i) corporate overhead expense, including executive management, finance, legal and information technology salaries, and professional services, such as audit, external legal costs and information technology services, as well as (ii) costs related to the FDA premarket tobacco product application.

Note 22. Additional Information with Respect to Unrestricted Subsidiary, page 93

13.
We note your presentation within this footnote and your disclosures on pages 30 and 82 regarding the indentures governing your Senior Secured Notes and 2023 ABL Facility that restrict the ability of the company and certain subsidiaries to, among other items, pay dividends and make distributions. Please address the following related comments to the extent applicable:

•	Provide the disclosures required by Rule 4-08(e)(3) of Regulation S-X.

•
Quantify for us the amount of restricted net assets of consolidated subsidiaries as of the end of fiscal 2023. If the restricted net assets, as calculated under Rule 1-02(dd) of Regulation S-X, exceed 25 percent of your consolidated net assets, provide Schedule I parent company financial statements prescribed by Rules 5-04 and 12-04 of Regulation S-X.

•	Clarify if the financial information disclosed in Note 22 is provided solely since it is “required under the terms” of your Senior Secured Notes or if it also satisfies other disclosure requirements.

In response to the Staff’s comment, the Company advises the Staff that it has considered the requirements of Rules 4-08(e)(3)(ii), 5-04, and 12-04 of Regulation S-X and can confirm to the Staff there are no restricted net assets created under the indentures governing the Company’s Senior Secured Notes or under the 2023 ABL Facility.

The indenture governing the Company’s senior secured notes due 2026 (the “Senior Secured Notes”) contains restrictive covenants that limit the ability of the Company and certain of its subsidiaries to, among other things and subject to certain restrictions, pay dividends and make other distributions to persons outside of the Company in respect of the Company’s capital stock. However, the Company’s Senior Secured Notes indenture does not limit the ability of any of its subsidiaries to transfer funds to the Company in the form of loans, advances, or cash dividends. Section 4.7 of the indenture governing the Senior Secured Notes permits unlimited payments and distributions to be made from subsidiaries to the Company. In fact, Section 4.8 of the indenture includes a covenant that prohibits the Company from entering into arrangements that would prohibit the Company’s subsidiaries from paying dividends or making loans to the Company (subject to exceptions).

Turning Point Brands, Inc.

Under the 2023 ABL Facility, the borrower, which is an indirect wholly-owned subsidiary of the Company, is permitted to pay unlimited dividends and make loans and other payments to the parents at all times unless (i) an event of default exists and is continuing under the 2023 ABL Facility and (ii) either (a) availability under the 2023 ABL Facility is less than the greater of (x) 17.5% of the Line Cap and (y) $13,125,000, and (2) the interest coverage ratio of the Company is at least 1.00:1.00, or (b) availability under ABL is less than the greater of (x) 20.0% of the Line Cap and (y) $15,000,000.  At all times since entry into the facility, the Company has been in compliance with all criteria necessary to make payments, loans or dividends to the Company and therefore there were no restricted net assets the Company. In fact, the Company has not made any borrowings under the 2023 ABL Facility since consummation.

As a result of the above, the notes to the financial statements required by Rule 4-08(e)(3)(ii) of Regulation S-X are not applicable and the Schedule I - condensed financial information of the Company required by Rule 5-04 of Regulation S-X is not required with regard to the Senior Secured Notes or the 2023 ABL Facility.

In addition, the Company confirms that the financial information disclosed in Note 22 is provided solely to satisfy the requirements under the Company’s Senior Secured Notes Indenture and for no other reason.

Form 8-K Filed May 2, 2024

Exhibit 99.1 Earning Release First Quarter 2024 Results

Reconciliation of GAAP Net Income to Adjusted Net Income and Diluted EPS to Adjusted Diluted EPS, page 9.

14.
We note that your non-GAAP adjustments appear to be presented on a net of tax basis. Please revise to present adjustments on a pre-tax basis with the income tax impact shown as a separate adjustment and clear disclosure of how the tax impact was calculated. See Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and will in future filings revise the reconciliation to present adjustments on a pre-tax basis with the income tax impact shown as a separate adjustment and clear disclosure of how the tax impact was calculated. The Company has set forth below an example of the reconciliation it intends on including in future earnings releases.

Turning Point Brands, Inc.

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For any questions regarding the Company’s responses, please don’t hesitate to contact Andrew Flynn at (502)-774-4421 or Brett D. Nadritch of Milbank LLP at (212)-530-5301.

Sincerely,

/s/ Andrew Flynn

Andrew Flynn
Senior Vice President and CFO

CC:        Brittani N. Cushman, General Counsel and Corporate Secretary
Brian Wigginton, Chief Accounting Officer
Brett D. Nadritch, Milbank LLP